As filed with the U.S. Securities and Exchange Commission on November 21, 2024

File No. 333-282505

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No. 2

Post-Effective Amendment No.__

(Check appropriate box or boxes.)

Destra Investment Trust
(Exact Name of Registrant as Specified in Charter)

443 N. Willson Ave.

Bozeman, MT, 59715

(877) 855-3434

Robert Watson

Destra Capital Management LLC

443 N. Willson Ave.

Bozeman, MT, 59715

(Name and Address of Agent for Service)

Please send copies of all communications to:

Joshua D. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

215-988-2700

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THIS REGISTRATION STATEMENT.

Title of the securities being registered: Class A shares, Class C shares and Class I shares of beneficial interest of each of the Destra AACA Opportunistic Real Estate Fund and Destra Futures Evolution Strategy Fund.

The Registrant hereby amends the Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

The sole purpose of this filing is to delay the effectiveness of the Registrant’s Pre-Effective Amendment No. 1. Parts A, B and C of the Registrant’s Pre-Effective Amendment No. 1 filed on October 23, 2024 are incorporated by reference herein.

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of Bozeman and State of Montana on November 21, 2024.

DESTRA INVESTMENT TRUST
(Registrant)

By:	/s/ Robert Watson
Robert Watson
President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/s/ Robert Watson	President	November 21, 2024
Robert Watson

/s/ Derek Mullins	Chief Financial Officer	November 21, 2024
Derek Mullins

*John S. Emrich	Trustee	November 21, 2024
John S. Emrich

*Michael S. Erickson	Trustee	November 21, 2024
Michael S. Erickson

*Jeffery S. Murphy	Trustee	November 21, 2024
Jeffery S. Murphy

*Nicholas Dalmaso	Trustee	November 21, 2024
Nicholas Dalmaso

*By:	/s/ Robert Watson
Robert Watson
Attorney-in-Fact